UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57168/January 18, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12902

In the Matter of	:	
	:	
AR ASSOCIATES, INC.,	:	ORDER MAKING FINDINGS AND
AZEL ENTERPRISES, INC.,	:	REVOKING REGISTRATIONS BY
GETGOMAIL.COM, INC.,	:	DEFAULT
(n/k/a GETGO, INC.),	:	
SUCCESS DEVELOPMENT GROUP, INC.,	:	
VIS OPPS MARKETING, INC., and	:	
WORLDWIDE MEDICAL CORP.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 10, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents AR Associates, Inc. (AR Associates), Azel Enterprises, Inc. (Azel), Getgomail.Com, Inc. (n/k/a/ Getgo, Inc.) (Getgo), Success Development Group, Inc. (Success Development), Vis Opps Marketing, Inc. (Vis Opps), and Worldwide Medical Corp. (Worldwide) (collectively, Respondents) were served with the OIP no later than December 19, 2007. Respondents' Answers to the OIP were due ten days after service. OIP at 3; 17 C.F.R. § 201.220(b). No Respondent has filed an Answer and the time to do so has passed. A telephonic prehearing conference was held on January 9, 2008, at which no Respondent appeared.[1] The Division of Enforcement (Division) filed a Motion for Default and Brief in Support of Motion for Default on January 3, 2008.

Respondents are in default for failing to appear at a scheduled prehearing conference, to file an Answer to the OIP, or to otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

AR Associates (CIK No. 1045040) is a revoked Nevada corporation located in Sumas, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). AR Associates is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on September 8, 1999, which reported no assets, no revenue, and net losses of $7,518.

[1] A Receiver appointed by the state court for AR Associates participated in the telephonic prehearing conference.

Azel (CIK No. 1080009) is a Nevada corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Azel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on April 8, 1999, which reported a net loss of $94,228 for the six months ended in January 1999.

Getgo (CIK No. 835538) is a British Virgin Islands corporation located in Hong Kong, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Getgo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2000, which reported a net loss of $3.1 million for that year. On November 1, 2005, Getgo was stricken from the register of British Virgin Islands companies for non-payment of its license fee. As of December 5, 2007, the company's common stock (symbol GTGOF) was traded on the over-the-counter markets.

Success Development (CIK No. 1088359) is a permanently revoked Nevada corporation located in Reno, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Success Development is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on June 16, 1999, which reported a loss since inception of $6,745.

Vis Opps (CIK No. 1077997) is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Vis Opps is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 1999. A Form 10-SB amendment filed August 5, 1999, reported the company had no revenue and a net loss of $6,894 since inception.

Worldwide Medical (CIK No. 1159544) is a Delaware corporation located in Lake Forest, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Worldwide Medical is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $473,854 for the prior three quarters. As of December 5, 2007, the company's common stock (symbol WWMCQ) was traded on the over-the-counter markets.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their most recent address shown in their most recent filings with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of AR Associates, Inc., Azel Enterprises, Inc., Getgomail.Com, Inc. (n/k/a/ Getgo, Inc.), Success Development Group, Inc., Vis Opps Marketing, Inc., and Worldwide Medical Corp., is hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge